UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corporation
895 Dove Street, Suite 300
Newport Beach, CA 92660

Re: Bitech Technologies Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 23, 2024
File No. 333-280668

Dear Benjamin Tran:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Our common stock is subject to price volatility unrelated to our operations., page 21

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Overview of the Business, page 30

2. We note your response to prior comment 1, and the revisions made in response to our September 19, 2024 comment 5, and our July 30, 2024 comment 14, regarding the status of various projects for which you claim ownership and control over power capacity.

   We understand that you have not completed any project, have not secured any financing to complete any project, have not entered into any contractual arranagements either with third parties to construct facilities, nor with customers to acquire facilities, and have not acquired any site upon which to construct any facilities associated with any project. The disclosure on page 26 also indicates that you do not currently have any specific projects for which proceeds of the offering would be utilized, although there is some indication that you may attempt to finance projects in the future.

   Given these conditions, further clarification is necessary to understand your claims of ownership and control over power capacity that does not yet exist, and how you have established a reasonable basis for the project disclosures, including those on pages 2-4, 30-32, and 38, if these are to be retained.

   For example, if you are able to show a reasonable basis for these disclosures, describe the characteristics of the projects that you believe distinguish them from ideas, intentions, and plans that are not projects; also the criteria for a project to be within your project pipeline; the phases or stages that represent progress within the pipeline; and the likelihood of completing each project and the manner of making these assessments.

   Please identify any projects for which you have established a reasonable expectation of both financing and completion, or clarify if there are none; and submit the underlying documentation and analyses that you have compiled as the basis for any such expectations expressed.
3. Provide us with the documentation underlying the disclosures that you made in the April 15, 2024 Form 8-K, referring to the acquisition of Emergen Energy LLC, and stating that this represented "a powerful new alliance that is expected to result in rapid growth for a thriving future with the addition of these remarkable development projects," while expressing the belief that you would be able to secure project financing, and that the projects had a potential valuation of $325 million based on net present values of potential cashflows using industry standard multiples and discount rates.
4. Please expand your disclsoures under this heading and on pages 2-4, and 38, to describe the specific contractual and other rights that you acquired to develop each of the battery energy storage systems and solar energy projects, as represented in your disclosures on pages 32, 39, F-25, and F-27, and to explain how these rights serve as you have described. Please also identify the counterparties to the contractual arrangements and the specific commitments that have been made, as may pertain to

the future customer, access to properties upon which the facilities would be constructed, or provisions of exclusivity and duration with respect to your role.

Tell us how you determined that such contractual and other rights were appropriately ascribed indefinite useful lives, as reported on pages 39 and F-25, and file the associated contracts as exhibits to your registration statement to comply with Item 601(b)(10) of Regulation S-K. With regard to your valuation, please explain to us how you have appropriately considered the guidance in FASB ASC 845-10-30-8 and FASB 845-10-30-3, requiring valuation at the recorded amount when major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction, if this is your view.

5. We note that you have disclosures about working capital on pages 34 and 35, explaining how you define working capital and stating that working capital is not defined under GAAP. However, as the term is defined in the FASB Master Glossary, please revise these disclosures to acknowledge the term as defined by the FASB.

Management's Discussion and Analysis
Project Management Services Agreement, page 33

6. We understand that Mr. Johnson controls Energy Independent Partners LLC, and had controlled Emergen Energy LLC prior to your acquisition, and that in conjunction with the acquistion and entering into the Project Management Services Agreement, you have assumed liabilities "...for prior actions of affiliates of Energy Independent Partners," with respect to the BESS and Solar Development Projects, amounting to $9,825,000 and $19,200,000, respectively.

Please submit the analysis that you performed in determining that recognizing liabilities for these obligations in conjunction with the acquisition was not required to comply with FASB ASC 805-50-25-1, if this is your view; it should be clear how you evaluated the character of the obligations as payment for costs of prior actions associated with the development projects, as well as the various terms and circumstances under which payment is required.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page II-5

7. Please obtain and file an updated consent from your auditor Fortune CPA, Inc., including reference to the dual dated audit report.

General

8. We note your response to prior comment 6 and that your revised disclosure indicates that you intend to list on NASDAQ in connection with the offering contemplated in this prospectus. Please update your prospectus, where appropriate, to disclose that you intend to list on NASDAQ.

9. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Campitiello, Esq.